Teva Appoints Dipankar Bhattacharjee as President and Chief Executive Officer, Global Generic
Medicines Group, Succeeding Siggi Olafsson

JERUSALEM – December 5, 2016 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that Dipankar Bhattacharjee has been appointed President and Chief Executive Officer, Global Generic Medicines Group, effective today. Mr. Bhattacharjee, who has served as President and CEO of Teva Generics Europe since April 2013, succeeds Sigurdur (Siggi) Olafsson, who will step down from his role and remain active with the Company until officially retiring at the end of the first quarter of 2017 to ensure an orderly transition. Mr. Bhattacharjee will be based in the U.S.

As President and CEO of Teva Generics Europe, Mr. Bhattacharjee has a proven track record of improving revenues and profitability, significantly increasing operating profit margins in the European generics business. Under his leadership, Teva’s European business demonstrated consistent improvement in sales and profits, establishing Teva as one of the premier generics companies in Europe. He has focused on improving and enhancing the European generics operations, leading a full European integration of Actavis Generics and overseeing successful new product launches.

“Dipankar has been an integral part of Teva’s management team since he joined the Company in 2009, and we are fortunate to have someone with his experience to lead our generics business at this important time,” said Erez Vigodman, Teva’s President and Chief Executive Officer. “Teva will benefit from Dipankar’s extensive experience in generics and specialty medicines, his financial and operational expertise and his deep understanding and appreciation for Teva’s culture of innovation and our outstanding people. As we continue to focus on integrating and realizing the value of the Actavis Generics transaction, which is progressing according to plan, Dipankar and his team will focus on generating organic growth through new launches and replenishing the pipeline through our industry-leading R&D, and drive efficiencies across the generics organization. I have been incredibly impressed by Dipankar’s work in Europe, and I am confident that his capabilities, proven track record and experience make him the right person for this global leadership role.”

“I am honored to lead the Global Generic Medicines Group, a business with a robust R&D pipeline, a talented team of employees, well-established relationships with business partners and customers and significant prospects for organic growth,” said Mr. Bhattacharjee. “With the integration of Actavis proceeding on schedule and the complementary U.S. distribution capabilities provided by our recent acquisition of Anda, we have a matchless opportunity to add value in the U.S. healthcare system, and in the fast-changing global generics marketplace. I look forward to working with the rest of the management team to strengthen our generics business and help position Teva to achieve its full potential.”

“I am proud of the incredible progress we have made since I joined Teva to lead the newly formed Global Generic Medicines Group,” said Mr. Olafsson. “I firmly believe that Teva is the best positioned generics company in the industry in terms of market presence, manufacturing capabilities and R&D pipeline. I am grateful for the support from the talented team at Teva and am fully committed to ensuring a smooth transition into 2017.”

Mr. Vigodman continued, “On behalf of the Board and management team, I would like to thank Siggi for all of his valuable contributions to Teva over the years. He has been instrumental to the Company’s growth, and we wish him the very best in the future.”

About Dipankar Bhattacharjee
Dipankar Bhattacharjee was appointed President and CEO, Generics Europe in April 2013. Mr. Bhattacharjee joined Teva as General Manager, Teva UK Limited in 2009. Prior to joining Teva, he served 15 years at Bausch + Lomb in various senior roles, including Vice President Commercial in both Europe and Asia-Pacific regions and Corporate Vice President and President, Asia Pacific Region. He began his career at Nestle S.A. and Bank of America. Mr. Bhattacharjee received his BA degree in economics from St. Stephens College, University of Delhi, and his Masters degree in Management Studies from Jamnalal Bajaj Institute of Management Studies, University of Mumbai.

Financial Outlook
In conjunction with today’s announcement, Teva is reaffirming its full-year 2016 outlook.  Revenues for full year 2016 are expected to be $21.6-$21.9 billion and revenues for the fourth quarter of year 2016 are expected to be $6.2-$6.5 billion.  Non-GAAP EPS for 2016 is expected to be $5.10-$5.20, based on a weighted average number of shares of 1,020 million; non-GAAP EPS is expected to be $1.34-$1.44, based on a weighted average number of shares of 1,077 million.  Cash flow from operating activities for 2016 is expected to be $4.8-$5.0 billion; cash flow from operating activities for the fourth quarter of 2016 is expected to be $1.0-$1.2 billion.

Teva now expects to provide its 2017 guidance in January 2017.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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